Icahn Enterprises L.P.

August 25, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Icahn Enterprises L.P.
Form 10-K for Fiscal Year ended December 31, 2009
Filed on March 3, 2010
File No. 1-9516

Dear Mr. Woody:

Reference is made to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated August 16, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K (the “2009 Form 10-K”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), for the fiscal year ended December 31, 2009 (“fiscal 2009”).

We are writing to respond to the comment contained in the Comment Letter.   For your convenience, the Staff’s comment has been retyped below in boldface type, and the Company’s response is provided immediately after such comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 11. Executive Compensation, page 191

Ragone Employment Agreement, page 202

1. We have reviewed your response to comment 9 from our letter dated June 23, 2010 regarding the discretionary bonus of $1,150,000 awarded to Mr. Ragone. Please tell us if the compensation committee used any performance targets in assessing Mr. Ragone’s bonus. If so, please discuss those targets and how they compared with actual performance. In addition, please identify the “unique skills” necessary to promote long-term performance that the committee considered in awarding the discretionary bonus.

There were no performance targets used in assessing Mr. Ragone’s discretionary bonus. The unique skills necessary to support the Company’s long-term performance relate primarily to Mr. Ragone’s management skills and his ability to oversee the development of operational business and strategic plans for each of the Company’s subsidiaries, which have diverse business operations.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841

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Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Dominick Ragone

Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the General Partner of
Icahn Enterprises L.P.

cc:   Daniel A. Ninivaggi (Icahn Enterprises L.P.)

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841

NYSE - IEP